FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2002

1 HOLMES FINANCING (No 5) PLC
2 HOLMES FUNDING LIMITED
3 HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)



02012467

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .... X ... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No .. X ...

<u>Holmes Financing No 5 plc</u>
<u>Periodic Report re Holmes Trustees Limited and Holmes Funding Limited</u>
<u>For Period 11th December 2001 to 8th January 2002</u>

All values are in thousands of pounds sterling unless otherwise stated

<u>Mortgage Asset Analysis</u>

<u>Analysis of Mortgage Trust Movements</u>

	Current Period	
	Number	£000's
Brought Forward	285,734	17,887,313
Replenishment	7,198	511,611
Repurchased	(1,859)	(148,063)
Redemptions	(5,218)	(296,591)
Other Movements	0	25
Carried Forward	285,896	17,954,206

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,314
Replenishment	249,862	16,780,480
Repurchased	(33,377)	(2,184,139)
Redemptions	(45,971)	(3,041,385)
Other Movements	0	25
Carried Forward	285,696	17,954,206

Annualised 1 Month CPR	33.38%	** (including
Annualised 3 Month CPR	41.64%	redemptions and
Annualised 12 Month CPR	25.19%	repurchases)

** The annualised CPR's are expressed as a percentage of the
outstanding balance at the end of the period

<u>Asset Profiles</u>

Weighted Average Seasoning	37
Weighted Average Loan size	£62,843.74
Weighted Average LTV	79.09% *** (see below)
Weighted Average Remaining Term	19.32 years

Product Type Analysis	£000's	%
Variable Rate	11,937,752	66.49%
Fixed Rate	6,016,454	33.51%
Tracker Rate	0	0.00%
Flexible Mortgages	0	0.00%
	17,954,206	100.00%

<u>Mortgage Standard Variable Rate</u>

Effective Date	Rate
01 September 2001	6.75%
01 November 2001	6.50%
01 December 2001	6.10%

<u>Geographic Analysis</u>

Region	Number	£000's	%
East Anglia	11,100	513,647	3.42%
East Midlands	16,167	796,871	4.44%
Greater London	55,158	4,307,104	23.99%
North West	13,143	609,435	3.39%
North	33,747	1,672,898	9.32%
South East	81,247	5,958,504	33.19%
South West	22,947	1,345,175	7.49%
Wales	14,284	669,170	3.73%
West Midlands	19,670	1,027,106	5.72%
Yorkshire and Humberside	20,184	945,083	5.26%
Unknown	129	9,311	0.05%
Total	285,696	17,954,206	100.00%

Abbey National has reallocated a number of Post Codes to
different Geographical regions from those used in the prospectus
and therefore some minor changes to distribution may be seen.

Holmes Financing No 3 plc
Periodic Report to Holmes Trustees Limited and Holmes Funding Limited
For Period 11th December 2001 to 8th January 2002

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	3,780	149,088	0.83%
25.01 - 50.00	27,052	1,372,665	7.65%
50.01 - 75.00	69,663	4,635,391	25.82%
75.01 - 80.00	14,868	1,036,143	5.77%
80.01 - 85.00	19,009	1,361,198	7.58%
85.01 - 90.00	42,403	3,128,278	17.41%
90.01 - 95.00	108,921	6,273,446	34.94%
Total	285,696	17,954,208	100.00%

*** The balance is the current outstanding balance on the account
including accrued interest. The LTV is that at origination and
excludes any capitalised high loan to value fees, valuation fees
or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	279,820	17,634,182	(1,863)	98.23%
1.00 - 1.99 months	4,002	221,072	1,574	1.23%
2.00 - 2.99 months	870	48,588	680	0.26%
3.00 - 3.99 months	387	20,301	425	0.11%
4.00 - 4.99 months	192	9,553	259	0.05%
5.00 - 5.99 months	139	8,999	232	0.04%
6.00 - 11.99 months	232	10,416	506	0.06%
12 months and over	27	1,135	134	0.01%
Properties in Possession	27	1,381	114	0.01%
Total	285,696	17,952,035	2,171	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Shares of Trust (as at Distribution Date (8th January 2002)

	£000's	%
Funding Share	11,973,516	66.68920%
Seller Share	5,980,690	33.31060%
	17,954,205	100.00000%

Minimum Seller Share	718,008	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	0
Additional Amounts Accumulated	0
Payment of Notes	0
Carried Forward	0

Excess Spread

Quarter to 16/10/2001	0.4621%
Quarter to 16/7/2001	0.8860%
Quarter to 15/4/2001	0.8645%

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11th December 2001 to 8th January 2002.

All values are in thousands of pounds sterling unless otherwise stated

Reserve Funds

	First Reserve	Second Reserve
Balance as at 15/10/2001 ·	£127,075,547.00	£19,000,000.00
Percentage of Notes	1.06%	0.16%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	29	1,483
Repossessed in Period	2	195
Sold in Period	(4)	(183)
Carried Forward	27	1,495

	Cumulative	
	Number	£000's
Repossessed to date	72	3,441
Sold to date	(45)	(1,946)
Carried Forward	27	1,495

Repossession Sales Information

Average time Possession to Sale	79 Days
Average arrears at time of Sale	£4,526.00

MIG Claim Status

	Number	£000's
MIG Claims made	30	229
MIG Claims outstanding	0	0

Average time claim to payment	23 days

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £16 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated 25th January, 2002

By _____
P J Lott (Authorised Signatory)